Exhibit 99.1

ELBIT IMAGING ANNOUNCES DISCUSSIONS FOR AN INVESTMENT IN INSIGHTEC LTD.

Tel Aviv, Israel, April 13, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Elbit Medical Technologies Ltd. (“Elbit Medical”) (TASE: EMTC-M), a subsidiary of the Company in which it holds approximately 86% of the voting power, announced that on March 25, 2014, InSightec Ltd. (“InSightec”), in which Elbit Medical holds approximately 48.2% of the share capital (approximately 42.3% on a fully diluted basis), has notified Elbit Medical that the Board of Directors of InSightec has approved the terms of a certain non-binding draft term sheet with a third-party investor (the “Investor”), which is not a current shareholder of InSightec, pertaining to an investment, pursuant to which the Investor shall invest in InSightec share capital. The proposed investment shall amount to few dozens of millions of US dollars, and will be based on a company valuation which is significantly higher than the company valuation set on the previous round of capital investment in InSightec; and on April 6, 2014, InSightec has notified Elbit Medical that the aforementioned non-binding term sheet was signed by it and the Investor.

It shall be noted that no definitive agreement has been signed to date and there is no certainty that the negotiation of such non-binding term sheet will lead to the conclusion of a definitive agreement or that a transaction will be completed. The execution of a definitive agreement is subject to certain conditions precedent, including but not limited to, the approval of the authorized corporate organs of each of Elbit Medical, other shareholders of InSightec and the Investor.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Doron Moshe
Chief Financial Officer
Tel: +972-3-608-6025
doronm@elbitimaging.com

Tal Shani
Corporate Secretary
Tel: +972-3-608-6056
tals@elbitimaging.com

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054